Jeffrey J Narmi, MD, FACP

103 Henne Road
Bernville, PA 17901

Employment

1995 to 2016	ED Director	Schuylkill Health System	Pottsville, PA
2007 to present	Occ Med physician	SAAPA Plant Cressona, PA	
2005 to present	Director	Pottsville Hospitalist Associates, LLC	
2004 to 2010	Director	Bloomsburg Hospitalist Associates, LLC	
2002 to 2010	ED Physician	Bloomsburg Hospital, Bloomsburg, PA	
1999 to 2003	ED Physician	Lancaster Regional Medical Center and Heart of Lancaster Hospital	
1993 to 1995	ED Physician	Community General Hospital, Reading, PA	
1991 to 1993	ED Physician	JFK Memorial Hospital, Philadelphia, PA	
1987 to 1991	Internist	Howard Beach Medical Associates Private practice, Queens, NY	

Education

Undergraduate, UCLA 1980
Medical School AUC (British West Indies) 1984
Residency CMC, Cornell University Hospitals, Queens NY 1987

Board Certification: Internal Medicine 1992. Re-certified 2002. Currently BE. Enrolled in MOC program ABIM. Scheduled for August 2019 exam. Will have sufficient MOC points by then.

Emergency Medicine (AAPS/BCEM) 2003 to 2013

Faculty: Clinical Professor of Medicine, Commonwealth Medical College, Scranton PA 2010 to present

Member: American College of Physicians, Schuylkill county and PA state medical societies.

Certified: BLS, ACLS (instructor), ATLS, PALS

Founder: Pottsville Emergency Physicians, LLC. Eastern Emergency Physicians, LLC. Pottsville Hospitalist Associates, LLC. Bloomsburg Emergency PhysiciansLLC, Bloomsburg Hospitalist, LLC. POMA, LLC.

Committees: Medical executive, ED, Credentials

Sponsor: Annual Cystic Fibrosis Gala, Hawk Mountain Boy Scout Council, Annual gratis Special Olympic physical examinations.

EMS Medical Director: Pottsville EMS, Schuylkill Heaven EMS, West Schuylkill EMS

Most recent first: Currently developing tele-neurology stroke program with LVMC level 1 stroke center.

Developed original CPOE order sets for ED and hospitalist use obtaining meaningful use federal dollars for health system (1.3m). Both departments at 100% compliance.
Developed now operational tele-burn consults service with regional burn center.
Developed and operated Pennsylvania's first and only level 3 trauma centers, 2005 to 2006

Malpractice Issues: None